Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 2 DATED MAY 5, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 1 dated April 6, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase a four-story office building containing approximately 120,500 rentable square feet in Tampa, Florida;

•	the execution of an agreement to purchase a 16-story office building containing approximately 325,172 rentable square feet in St. Louis, Missouri;

•	a change to our escrow procedures that will allow you to receive the interest earned on your subscription payment while it is held in the escrow account;

•	a change to our investment objectives;

•	changes to our charter designed to improve your ability to influence the composition of the board of directors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, filed on May 4, 2006; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended March 31, 2006.

Agreement to Purchase the Sabal Pavilion Building

On March 28, 2006, our advisor entered into a purchase and sale agreement to purchase a four-story office building containing approximately 120,500 rentable square feet (the “Sabal Pavilion Building”) from NCFLA II Owner LLC, which is not affiliated with us or our advisor. On April 26, 2006, the advisor assigned this purchase and sale agreement to an indirect, wholly owned subsidiary of our Operating Partnership for no consideration.

The Sabal Pavilion Building is located on an approximate 11.9-acre parcel of land at 3620 Queen Palm Drive in Tampa, Florida. The purchase price of the Sabal Pavilion Building is $24,250,000 plus closing costs. Pursuant to this agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. We would fund the purchase of the Sabal Pavilion Building with proceeds from a loan from an unaffiliated lender and a loan from our sponsors. We are currently negotiating the terms of both of these loans.

The Sabal Pavilion Building, which was completed in 1998, is 100% leased to Ford Motor Credit Company. The current aggregate annual base rent payable under the Ford Motor Credit lease, which expires in March of 2010, is approximately $2,480,000.

We cannot assure you that we will complete the acquisition. In some circumstances, if we fail to complete the transaction, we may forfeit $500,000 in earnest money.

Agreement to Purchase the Plaza in Clayton

On May 2, 2006, our advisor entered into a purchase and sale agreement to purchase a 16-story office building containing approximately 325,172 rentable square feet (the “Plaza in Clayton”) from THF Plaza Office, L.L.C., which is not affiliated with us or our advisor. The Plaza in Clayton is located on an approximate 2.31-acre parcel of land at 190 Carondelet Plaza in St. Louis, Missouri (which parcel includes a condominium tower that is not the subject of the purchase and sale agreement). The purchase price of the Plaza in Clayton is $95,050,000 plus closing costs. We would be obligated to purchase the property only after satisfactory completion of due diligence and satisfaction of agreed upon closing conditions. We would fund the purchase of the Plaza in Clayton with proceeds from a loan from an unaffiliated lender and a loan from our sponsors. We are currently negotiating the terms of both of these loans.

The Plaza in Clayton, which was completed in 2001, is 97% leased to the law firm of Husch & Eppenberger, LLC (approximately 46%), Ernst & Young (approximately 29%), Metropolitan Life Insurance Company (approximately 11%), Northern Trust (approximately 3%) and various other office and retail tenants (approximately 8%). The current aggregate annual base rent for the tenants of the Plaza in Clayton is approximately $9.2 million. As of June 2006, the current weighted-average remaining lease term for the current tenants of the Plaza in Clayton is approximately five years.

We cannot assure you that we will complete the acquisition. In some circumstances, if we fail to complete the transaction, we may forfeit $1,500,000 of earnest money.

Change in Escrow Procedures

As disclosed in our prospectus under “Plan of Distribution – Subscription Procedures,” we will not sell any shares unless we raise a minimum of $2,500,000 in gross offering proceeds by January 13, 2007 from persons who are not affiliated with us or our advisor. Furthermore, as described in the prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors,” we will not issue any shares to Pennsylvania investors unless we raise a minimum of $66.7 million in gross offering proceeds (including sales made to residents of other jurisdictions) prior to January 13, 2008. Until these respective offering thresholds have been met, subscription payments will be placed into an interest-bearing account held by the escrow agent, First Republic Trust Company, in trust for subscribers’ benefit, pending release to us. If we do not raise gross offering proceeds of $2,500,000 by January 13, 2007, we will promptly return all funds in the escrow account (including interest) and we will stop selling shares. The terms governing the escrow account are set forth in an agreement dated November 15, 2005 between us, KBS Capital Markets Group and First Republic Trust Company.

On April 12, 2006, we executed an amendment to the escrow agreement that entitles you to receive the interest earned on your subscription payment while it is held in the escrow account. As amended, once we have raised the applicable minimum offering amount and instructed the escrow agent to disburse the funds in the account, funds representing the gross purchase price for the shares will be distributed to us and the escrow agent will disburse directly to you any interest earned on your subscription payment while it was held in the escrow account.

Amended and Restated Charter

We have amended certain provisions of our charter relating to the election of directors. Prior to the recent amendment and restatement of our charter, our charter provided that directors would be elected by a plurality of the votes cast at a stockholder meeting. Under a plurality voting standard, the director nominees with the most votes are elected to the board seats to be filled. In uncontested elections, the number of nominees equals the number of board seats to be filled; therefore, in uncontested elections, a nominee need only receive a single “for” vote to be elected. Under a plurality standard, abstentions and “withhold” votes would have no effect on the outcome of the election (although they would count toward the establishment of a quorum).

In order to enhance your ability to influence the composition of the board of directors, we have amended our charter to require that each candidate nominated for election to the board of directors receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Change to Investment Objectives

We intend to acquire and manage a diverse portfolio of real estate assets. We plan to diversify our portfolio by property type, geographic region, investment size and investment risk with the goal of attaining a portfolio of income producing real estate and real estate-related assets that provide attractive and stable returns to our investors. Though we still intend to allocate approximately 70% of our portfolio to core investments, which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover, we now expect the remaining approximately 30% of our assets to include enhanced-return properties (as originally planned) and other real estate-related investments. This portion of our portfolio will be composed of higher-yield and higher-risk investments that our advisor will actively manage. Examples of enhanced-return properties that we will seek to acquire and reposition include: properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and built-to-suit properties. The real estate-related investments in which we expect to invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities not actively traded on the open market that may help us reach our diversification and other investment objectives. These illiquid securities may include, but are not limited to, mezzanine loans and bridge loans. For a more detailed description of real estate-related investments, see the discussion in the prospectus under “Investment Objectives and Criteria – Acquisition and Investment Policies – Investing in and Originating Mortgage Loans and Other Real Estate-Related Investments.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three Months Ended March 31, 2006

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto contained in this supplement as well as our consolidated financial statements and the notes thereto for the year ended December 31, 2005 included in supplement no. 1 to the prospectus. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

Overview

We are a newly organized Maryland corporation that intends to qualify as a real estate investment trust, or REIT, beginning with the taxable year that will end December 31, 2006. We launched this offering on January 27, 2006. We will not sell any shares in this offering unless we raise the minimum offering amount of $2,500,000 by January 13, 2007 from persons who are not affiliated with us or our advisor. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent in trust for subscribers’ benefit. If we do not raise $2,500,000 in this offering by January 13, 2007, we will promptly return all funds in the escrow account (including interest) to subscribers. As of May 2, 2006, we had received and accepted subscriptions in this offering for 47,350 shares of common stock or $473,500. We are dependent upon the net proceeds from this offering to conduct our proposed operations.

We intend to use the proceeds of this offering to acquire and manage a diverse portfolio of real estate assets composed primarily of office, industrial and retail properties located in large metropolitan areas in the United States. We plan to own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. We have no paid employees. Our advisor, KBS Capital Advisors, will conduct our operations and manage our portfolio of real estate investments.

We plan to diversify our portfolio by geographic region, property type, investment size and investment risk with the goal of attaining a portfolio of income-producing properties that will provide attractive and stable returns to our investors. We expect to allocate approximately 70% of our portfolio to core investments, which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover. We will seek to invest approximately 30% of our assets in enhanced-return properties and other real estate-related investments. Enhanced-return properties are higher-yield and higher-risk investments that our advisor will actively manage and seek to reposition. Examples of enhanced-return properties that we will seek to acquire and reposition include: properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and built-to-suit properties. The types of real estate-related investments we will pursue include real estate common and preferred equities, mortgage-backed securities and other forms of mortgage debt and certain illiquid securities, including mezzanine loans and bridge loans.

Liquidity and Capital Resources

As of March 31, 2006, we had cash on hand of $198,720. We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase properties and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

We currently have no outstanding debt, although we expect to use debt to acquire our properties. Once we have fully invested the proceeds of this offering, we expect our debt financing to be approximately 50% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. During the early stages of this offering, we expect that the conflicts committee will approve debt in excess of this limit.

We have begun discussions to obtain up to $190,000,000 in secured debt from national lenders. We would use these funds to purchase a portfolio of properties and other real estate-related investments at a cost of up to $200,000,000 (including acquisition costs and expenses and the acquisition fee paid to our advisor). To the extent that initial sales in this offering are insufficient to fund the difference between the cost of the portfolio and the amount of debt secured from third-party lenders, we would likely secure a loan from affiliates of our advisor to fund the difference. No binding commitment to provide financing has been secured from any lender.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager, our advisor and their affiliates for reimbursement of certain organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and purchase of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us.

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2006. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to pay dividends on a monthly basis. We have not established a minimum distribution level.

Results of Operations

Our results of operations as of March 31, 2006 are not indicative of those expected in future periods as we were in our organizational stage and had not commenced real estate operations. During the period from inception (June 13, 2005) to December 31, 2005, we had been formed but had not yet commenced operations, as we had not yet commenced this offering. As a result, we had no material results of operations for that period. The SEC declared the registration statement for this offering effective on January 13, 2006 and we launched this offering on January 27, 2006 upon retaining KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as our dealer manager.

For the three months ended March 31, 2006, we had a net loss of $104,168 due primarily to general and administrative costs of $104,490 incurred in connection with the commencement of our operations. These general and administrative costs consisted primarily of insurance premiums and professional fees. We expect general and administrative costs to increase in the future based on a full year of operations as well as increased activity as we make real estate investments.

Our organization and offering costs are initially being paid by our advisor, the dealer manager and their affiliates on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with this offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs associated with this offering, provided that the advisor is obligated to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs exceed 15% of our gross offering proceeds. In the event we do not raise the minimum offering amount of $2,500,000 by January 13, 2007, we will terminate this offering and have no obligation to reimburse the advisor, the dealer manager or their affiliates for any organization and offering costs. Our advisor and its affiliates have incurred on our behalf organization and offering costs of approximately $2,580,000 through March 31, 2006. These costs are not recorded in our financial statements because such costs are not a liability to us until we sell the minimum number of shares, and such costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering.

We will also pay our independent directors an annual retainer of $25,000 plus fees for attendance at board and committee meetings. No independent director fees are payable unless we sell the minimum number of shares in this offering. At March 31, 2006, independent director fees payable upon selling the minimum number of shares were approximately $138,106.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve difficult management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations,” we will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above- or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Investment in Real Estate Assets

We will have to make subjective assessments as to the useful lives of our depreciable assets. These assessments will have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. Costs related to the acquisition, development, construction and improvement of properties will be capitalized. Repair and maintenance costs will be charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25 - 40 years
Building improvements	10 - 25 years
Land improvements	20 - 25 years
Tenant Improvements	Lease term

Valuation of Real Estate Assets

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment suggest that the carrying value of a real estate asset may not be recoverable, we will assess the recoverability of the asset by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets’ future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We will recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66 “Accounting for Sales of Real Estate.” The specific timing of a sale will be measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we will defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Distribution Policy

We intend to make distributions each taxable year equal to at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). We expect to authorize, declare and pay dividends on a monthly basis.

Dividends to be distributed to stockholders will be determined by our board of directors and will be dependent upon a number of factors relating to us, including funds available for the payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”).

Income Taxes

We intend to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2006, and we expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute to stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Purchase and Sale Agreements

On March 28, 2006, our advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 120,500-square-foot office building located in Tampa, Florida for a gross purchase price of $24,250,000 plus closing costs. Our advisor assigned this purchase and sale agreement to us on April 26, 2006. Pursuant to the agreement, we will be obligated to purchase the property only after satisfaction of agreed upon closing conditions.

On May 2, 2006, our advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 325,172-square-foot office building in St. Louis, Missouri for a gross purchase price of $95,050,000 plus closing costs. Pursuant to this purchase and sale agreement, we will be obligated to purchase the property only after satisfactory completion of due diligence and satisfaction of agreed upon closing conditions.

Index to Consolidated Financial Statements

Consolidated Balance Sheets as of March 31, 2006 (unaudited) and December 31, 2005	F-2

Consolidated Statement of Operations for the Three Months Ended March 31, 2006 (unaudited)	F-3

Consolidated Statements of Stockholder’s Equity for the Three Months Ended March 31, 2006 and the Period from June 13, 2005 (Inception) to December 31, 2005 (unaudited)	F-4

Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2006 (unaudited)	F-5

Condensed Notes to Consolidated Financial Statements	F-6

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2006 and December 31, 2005

	March 31, 2006	December 31, 2005
	(unaudited)
Assets
Cash and cash equivalents	$198,720	$200,000
Prepaid insurance	181,386	—

Total assets	$380,106	$200,000

Liabilities and stockholder’s equity
Liabilities
Accrued liabilities	$76,093	$—
Due to affiliates	208,181	—

Total liabilities	284,274	—
Commitments and contingencies
Stockholder’s equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 20,000 shares issued and outstanding	200	200
Additional paid-in capital	199,800	199,800
Accumulated deficit	(104,168)	—

Total stockholder’s equity	95,832	200,000

Total liabilities and stockholder’s equity	$380,106	$200,000

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2006

(unaudited)

Interest income	$322
Expenses:
General and administrative costs	(104,490)

Net loss	$(104,168)

Loss per common share, basic and diluted	$(5.21)

Weighted average number of common shares outstanding	20,000

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Three Months Ended March 31, 2006 and the

Period from June 13, 2005 (Inception) to December 31, 2005

(unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
Balance, June 13, 2005 (inception)	—	$—	$—	$—	$—
Issuance of common stock	20,000	200	199,800	—	200,000

Balance, December 31, 2005	20,000	200	199,800	—	200,000
Net loss	—	—	—	(104,168)	(104,168)

Balance, March 31, 2006	20,000	$200	$199,800	$(104,168)	$95,832

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2006

(unaudited)

Cash Flows from Operating Activities
Net loss	$(104,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Prepaid insurance	(181,386)
Accrued liabilities	76,093
Due to affiliates	208,181

Net cash used in operating activities	(1,280)

Net decrease in cash and cash equivalents	(1,280)
Cash and cash equivalents - beginning of period	200,000

Cash and cash equivalents - end of period	$198,720

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

KBS Realty Corporation was formed on June 13, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year that will end December 31, 2006. On June 15, 2005, KBS Realty Corporation and KBS Real Estate Investment Trust, Inc., a Maryland corporation (“KBS REIT”), filed Articles of Merger (the “Articles of Merger”) with the State of Maryland. Pursuant to the Articles of Merger, KBS REIT was merged into KBS Realty Corporation with KBS Realty Corporation surviving the merger, and KBS Realty Corporation’s name was changed to KBS Real Estate Investment Trust, Inc. (the “Company”).

Prior to the merger, KBS Capital Advisors LLC (the “Advisor”) owned 20,000 shares of common stock of KBS REIT, which were all of the outstanding shares of KBS REIT. Pursuant to the Articles of Merger, the Advisor’s 20,000 shares in KBS REIT were converted on a one-for-one basis into shares of common stock of the Company. As of March 31, 2006, the 20,000 shares of common stock owned by the Advisor were the only issued and outstanding shares of the Company.

As a result of the merger, the Company succeeded, without other transfer, to all of the rights and assets of KBS REIT. The Company also became subject to all of the debts and liabilities of KBS REIT in the same manner as if the Company itself had incurred those debts and liabilities. As of June 15, 2005, the effective date of the merger, the Company directly owned all of the interests in KBS REIT Holdings LLC, a Delaware limited liability company (“KBS REIT Holdings”). Also as of June 15, 2005, the Company became the sole general partner of and directly owned a 0.1% general partnership interest in KBS Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). The Company, through KBS REIT Holdings, also became the sole limited partner of the Operating Partnership, owning a 99.9% limited partnership interest in the Operating Partnership. As of March 31, 2006, the Operating Partnership had no real estate operations. The Company anticipates that it will conduct substantially all of its operations through the Operating Partnership.

The Company expects to invest in a diverse portfolio of real estate assets composed primarily of office, industrial and retail properties located throughout the United States. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company also intends to make investments in mortgage loans and other real estate-related assets, including mezzanine debt, mortgage-backed securities and other similar structured finance investments. Subject to certain restrictions and limitations, the business of the Company will be managed by the Advisor pursuant to the Advisory Agreement the Company entered with the Advisor on November 8, 2005. The term of the Advisory Agreement ends after one year but may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days’ written notice.

On June 23, 2005, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares (the “Minimum Number of Shares”) and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000 shares would be offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on January 13, 2006 and the Company launched the Offering on January 27, 2006, upon retaining KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company’s shares in the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate assets as described above.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of March 31, 2006, neither the Company nor the Operating Partnership had purchased any properties. On March 28, 2006, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 120,500-square-foot office building located in Tampa, Florida for a gross purchase price of $24,250,000 plus closing costs. On April 26, 2006, this purchase and sale agreement was assigned by the Advisor to an indirect, wholly owned subsidiary of the Operating Partnership. Pursuant to the agreement, this subsidiary will be obligated to purchase the property only after satisfaction of agreed upon closing conditions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings and the Operating Partnership. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of KBS REIT Holdings and the Operating Partnership are prepared using accounting policies consistent with those of the Company. The consolidated financial statements are prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements have been condensed or omitted, although management believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, the consolidated financial statements for the unaudited interim periods presented include all adjustments necessary to present a fair statement of the results for those periods. These consolidated financial statements should be read in conjunction with the balance sheet and notes thereto as of December 31, 2005 included in the Company’s special report on Form 10-K.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. The Operating Partnership’s account balance exceeds federally insurable limits. The Company mitigates this risk by depositing funds with a major financial institution. There are no restrictions on the use of the Company’s cash as of March 31, 2006.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Advisor, the Dealer Manager and their affiliates on behalf of the Company. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by the Company in connection with the Offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the Advisor for the salaries of its employees and other costs in connection with preparing supplemental

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sales materials; (v) the cost of educational conferences held by the Company (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the Dealer Manager for travel, meals, lodging and attendance fees incurred by employees of the Dealer Manager to attend retail seminars conducted by broker-dealers. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs associated with the Offering, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs exceed 15% of gross offering proceeds. In the event the Minimum Number of Shares of the Company’s common stock is not sold to the public by January 13, 2007, the Company will terminate the Offering and will have no obligation to reimburse the Advisor, the Dealer Manager or their affiliates for any organization and offering costs. As of March 31, 2006, the Advisor and its affiliates have incurred on behalf of the Company organization and offering costs of approximately $2,580,000. These costs are not recorded in the accompanying financial statements of the Company because such costs are not a liability of the Company until the Minimum Number of Shares of the Company’s common stock is issued, and such costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Offering. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be deferred and charged to stockholder’s equity as such amounts are reimbursed from the gross proceeds of the Offering.

Independent Director Compensation

The Company will pay each of the independent directors an annual retainer of $25,000. In addition, the independent directors will be paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended (except that the committee chairman will be paid $3,000 for each meeting attended), (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended (except that the committee chairman will be paid $3,000 for each teleconference committee meeting attended). All directors will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. No independent director fees are payable unless the Company sells the Minimum Number of Shares in its Offering. At March 31, 2006, independent director fees payable upon selling the Minimum Number of Shares were approximately $138,106. These fees are not recorded in the accompanying financial statements of the Company because such fees are not a liability of the Company until the Company sells the Minimum Number of Shares. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor as discussed in Note 3.

General and Administrative Expenses

General and administrative expenses, totaling $104,490, consisted primarily of insurance premiums and professional fees for the three months ended March 31, 2006. No general and administrative costs were incurred for the period ended December 31, 2005.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ending December 31, 2006. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid

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deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT. The Company was not a REIT for its 2005 taxable year.

Per Share Data

Loss per basic share of common stock is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during such period. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive shares of common stock for the three months ended March 31, 2006.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	RELATED PARTY TRANSACTIONS

Fees to Affiliates

On November 8, 2005, the Company executed an Advisory Agreement with the Advisor, and on January 27, 2006, upon the launch of the Offering, the Company executed a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of funds in real estate assets, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor, the Dealer Manager and their affiliates on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company. The fees and reimbursement obligations are as follows:

Form of Compensation	Amount

Selling Commission	The Company will pay the Dealer Manager up to 6% of the gross offering proceeds (3% for sales of shares under the dividend reinvestment plan) before reallowance of commissions earned by participating broker-dealers. The Dealer Manager will reallow 100% of commissions earned to participating broker-dealers.

Assuming all shares are sold at the highest possible selling commissions (with no discounts to any categories of purchasers) and a $9.50 price for each share sold through the dividend reinvestment plan, estimated selling commissions are approximately $150,000 if the Company sells the minimum of 250,000 shares and approximately $142,800,000 if the Company sells the maximum of 280,000,000 shares.

Dealer Manager Fee	The Company will pay the Dealer Manager 3.5% of gross offering proceeds. No dealer manager fee is payable on shares sold under the dividend reinvestment plan. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee.

The estimated dealer manager fee is approximately $87,500 if the Company sells the minimum of 250,000 shares and approximately $70,000,000 if the Company sells the maximum of 280,000,000 shares.

Reimbursement of Organization and Offering Expenses	The Company will reimburse the Advisor or its affiliates for organization and offering expenses (as discussed in Note 2) incurred by the Advisor or its affiliates on behalf of the Company to the extent that reimbursement would not cause selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15% of gross offering proceeds as of the date of reimbursement.

The Company estimates organization and offering costs of approximately $137,500 if the Company sells the minimum of 250,000 shares and approximately $22,400,000 if the Company sells the maximum of 280,000,000 shares.

Acquisition Fee	The Company will pay the Advisor 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Form of Compensation	Amount
Asset Management Fee*	The Company will pay the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the sum of the cost of all real estate investments the Company owns and of the Company’s investments in joint ventures, including acquisition fees, acquisition expenses and any debt attributable to such investments.

Reimbursement of Operating Expenses*	The Company will reimburse the expenses incurred by the Advisor or its affiliates in connection with their provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as rent, personnel costs, utilities and IT costs. However, the Company will not reimburse the Advisor or its affiliates for personnel costs in connection with services for which the Advisor or its affiliates receive acquisition fees or disposition fees.

Stock-based Compensation Awards*	The Company may issue stock-based awards to affiliates of the Advisor.

Disposition Fee	For substantial assistance in connection with the sale of properties or other investments, the Company will pay the Advisor or its affiliate a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold.

Subordinated Participation in Net Cash Flows*	After investors receive a return of their net capital contributions and an 8.0% per year cumulative, noncompounded return, the Advisor is entitled to receive 15.0% of the net cash flows produced by the Company, whether from continuing operations, net sale proceeds or otherwise.

Subordinated Incentive Listing Fee	Upon listing the Company’s common stock on a national securities exchange or the Nasdaq National Market, the Advisor or its affiliates will receive 15% of the amount by which (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing exceeds (2) the sum of invested capital and the amount of cash flow necessary to generate an 8.0% per year cumulative, noncompounded return to stockholders.

*

The Advisor must reimburse the Company the amount by which the Company’s aggregate annual total operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and

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non-recurring factors. “Average invested assets” means the average monthly book value of the Company’s assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined under GAAP, that are in any way related to the Company’s operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Company’s stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential acquisitions that the Company does not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). To the extent the Advisor receives the fee described above at “Subordinated Participation in Net Cash Flows” and such fee is derived from cash flows other than net sales proceeds, that fee may be limited by the restriction on “total operating expenses.” In addition, stock-based awards treated as an expense under GAAP will count toward the restriction on “total operating expenses.”

Conflicts of Interest

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager and other KBS-affiliated entities. Through KBS-affiliated entities, these persons also serve as investment advisers to institutional investors in real estate and real estate-related assets. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are 1) the determination of whether an investment opportunity should be recommended to the Company or another KBS-sponsored program or KBS-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other KBS-sponsored programs and KBS-advised investors, and the activities in which they are involved; 3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, management and sale of properties regardless of the quality of the property acquired or the service provided the Company; and 4) the fees received by the Advisor, the Dealer Manager, and its affiliates in connection with the Company’s public offering of equity securities.

Due to Affiliates

As of March 31, 2006, $208,181 was payable to an affiliate of the Advisor primarily for reimbursement of insurance premiums.

4.	ECONOMIC DEPENDENCY

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of properties; management of the daily operations of the Company’s real

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

5.	SUBSEQUENT EVENTS

Purchase and Sale Agreement

On May 2, 2006, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 325,172-square-foot office building in St. Louis, Missouri for a gross purchase price of $95,050,000 plus closing costs. Pursuant to the agreement, the Company will be obligated to purchase the property only after satisfactory completion of its due diligence and satisfaction of agreed upon closing conditions.

Status of the Offering

As of May 2, 2006, the Company had received and accepted subscriptions in the Offering for 47,350 shares of common stock or $473,500. The Company will not sell any shares in the Offering unless it raises the minimum offering amount of $2,500,000 by January 13, 2007 from persons who are not affiliated with the Company or the Advisor. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent in trust for subscribers’ benefit. If the Company does not raise $2,500,000 in the Offering by January 13, 2007, the Company will promptly return all funds in the escrow account (including interest) to subscribers.